UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42648

NEXUS ADVANCED TECHNOLOGIES INC.

(formerly K Wave Media Ltd.)

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Registrant’s Certifying Accountant

Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.) (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Samil PricewaterhouseCoopers (“Samil PwC”) as the Company’s independent registered public accounting firm, (the “Former Auditor”) effective September 21, 2026 and that the Company has appointed HTL International, LLC (“HTL”) (the “Successor Auditor”) as successor auditor of the Company effective October 1, 2026.

In connection with the change of auditor, the Company provides that:

1.	The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee (the “Audit Committee”).

2.	In accordance with its authority under the Company’s Audit Committee Charter, the Audit Committee, after careful review and due consideration of all relevant factors, has directly appointed the Successor Auditor as the independent registered public accounting firm of the Company for the financial year ending December 31, 2026. The Audit Committee has sole authority to appoint, retain, compensate, and terminate the Company’s independent auditor, and accordingly, the appointment of the Successor Auditor did not require, and was not subject to, approval by the Board.

3.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of dismissal, i.e. September 21, 2026, being reports for the financial years ended December 31, 2025 and December 31, 2024, and for any subsequent period to date, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion, except the auditor’s report of the Former Auditor for the financial year ending December 31, 2025 contained an explanatory paragraph relating to the Company’s ability to continue as a going concern.

4.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of the Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2025 and 2024 and subsequently up to the date of dismissal, except for the material weaknesses related to the Company’s internal control over financial reporting which is the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and SEC reporting requirements to properly address IFRS technical accounting issues, and prepare and review financial statements and related disclosures in accordance with IFRS and reporting requirements set forth by the SEC and lack of formal risk assessment process and internal control framework over financial reporting

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Incorporation by Reference

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-297167) of the Company, filed with the Commission, and any amendments thereto, and any other registration statements filed by the Company to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Samil PricewaterhouseCoopers to the Securities and Exchange Commission, dated October 1, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Advanced Technologies Inc.

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Chief Executive Officer

Date: October 1, 2026

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